EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$357	$2,375	$1,596	$722	$821
Fixed charges	1,179	837	786	429	276
Distributed income of equity investees	369	156	137	111	94
Deduct:
Preference security dividend requirements of consolidated subsidiaries	99	127	83	52	18
Interest capitalized(b)	176	128	48	31	8

Total earnings	$1,630	$3,113	$2,388	$1,179	$1,165

Fixed charges:
Interest on debt, including capitalized portions	$1,059	$689	$687	$364	$251
Estimate of interest within rental expense	21	21	16	13	7
Preference security dividend requirements of consolidated subsidiaries	99	127	83	52	18

Total fixed charges	$1,179	$837	$786	$429	$276

Ratio of earnings to fixed charges	1.4	3.7	3.0	2.7	4.2

(a)	Excludes minority interest expenses and income or loss from equity investees
(b)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Income